

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2006
WASH. D.C.
209
SECTION

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____________ to _________________

Commission file number 1-225

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Kimberly-Clark Corporation Incentive Investment Plan

Kimberly-Clark Corporation Retirement Contribution Plan

Kimberly-Clark Corporation Defined Contribution Plans Trust

401 North Lake Street
Neenah, Wisconsin 54956

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices:

Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas 75261-9100



1. Financial Statements and Schedules

The financial statements and supplemental schedules included with this Form 11-K have been prepared in accordance with the Employee Retirement Income Security Act of 1974.

2. Kimberly-Clark Corporation Incentive Investment Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Incentive Investment Plan is set forth in such financial statements filed as Exhibit 99.1 hereto.

3. Kimberly-Clark Corporation Retirement Contribution Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Retirement Contribution Plan is set forth in such financial statements filed as Exhibit 99.2 hereto.

4. Kimberly-Clark Corporation Defined Contribution Plans Trust

The Report of Independent Registered Public Accounting Firm with respect to the financial statements and supplemental schedules of the Kimberly-Clark Corporation Defined Contribution Plans Trust is set forth in such financial statements and supplemental schedules filed as Exhibit 99.3 hereto.

5. Exhibits

No.	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
99.1	Kimberly-Clark Corporation Incentive Investment Plan Financial Statements
99.2	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements
99.3	Kimberly-Clark Corporation Defined Contribution Plans Trust Financial Statements and Supplemental Schedules

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimberly-Clark Corporation, as Plan Administrator of the Kimberly-Clark Corporation Incentive Investment Plan, Kimberly-Clark Corporation Retirement Contribution Plan and Kimberly-Clark Corporation Defined Contribution Plans Trust, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN,

KIMBERLY-CLARK CORPORATION RETIREMENT CONTRIBUTION PLAN, and

KIMBERLY-CLARK CORPORATION DEFINED CONTRIBUTION PLANS TRUST

Date: June 26, 2006

By: Kimberly-Clark Corporation
Plan Administrator

By: 
Jane P. Nerison
Vice President – Compensation and Benefits

EXHIBIT INDEX

Exhibit	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
99.1	Kimberly-Clark Corporation Incentive Investment Plan Financial Statements
99.2	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements
99.3	Kimberly-Clark Corporation Defined Contribution Plans Trust Financial Statements and Supplemental Schedules

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-104099 of Kimberly-Clark Corporation on Form S-8 of our reports dated June 26, 2006, appearing in this Annual Report on Form 11-K of the Kimberly-Clark Corporation Incentive Investment Plan, the Kimberly-Clark Corporation Retirement Contribution Plan and the Kimberly-Clark Corporation Defined Contribution Plans Trust, in each case for the year ended December 31, 2005.

Deloitte & Touche LLP

Dallas, Texas
June 26, 2006

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

Financial Statements
As of December 31, 2005 and 2004,
and for the Years Then Ended,
Supplemental Schedule as of December 31, 2005
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Incentive Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Incentive Investment Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2006

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2005 AND 2004

	2005	2004
Assets		
Investment in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 2,085,206,274	$ 2,148,593,935
Contributions Receivable:		
Employee after-tax contributions	269,225	241,956
Employee pre-tax contributions	3,677,452	3,524,195
Employer matching contributions	1,283,876	1,255,880
Participant loan Interest	26,389	23,863
Total Assets	2,090,463,216	2,153,639,829
Net Assets Available for Benefits	$ 2,090,463,216	$ 2,153,639,829

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions to Net Assets Available for Benefits		
Investment income:		
Net (decrease) increase in Plan assets from Kimberly-Clark Corporation Defined Contribution Plans Trust	$ (31,396,629)	$ 196,504,154
Dividends on Kimberly-Clark Corporation common stock	25,079,587	24,279,792
Interest on participant notes receivable	872,222	864,132
Net investment (loss) income	(5,444,820)	221,648,078
Contributions:		
Employee after-tax contributions	6,744,651	7,870,435
Employee pre-tax contributions	83,564,053	84,128,487
Employer matching contributions	28,235,185	28,996,914
Forfeitures used to reduce employer contributions	(242,435)	(349,705)
Total contributions	118,301,454	120,646,131
Total Additions	112,856,634	342,294,209
Deductions from Net Assets Available for Benefits		
Distributions of employee account balances	176,033,247	177,657,105
Transfer out to the Neenah Paper 401(k) Retirement Plan	-	61,531,436
Total Deductions	176,033,247	239,188,541
Net (Decrease) Increase	(63,176,613)	103,105,668
Net Assets Available for Benefits		
Beginning of Year	2,153,639,829	2,050,534,161
End of Year	$ 2,090,463,216	$ 2,153,639,829

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") for investment and administrative purposes. Although assets of both plans are commingled in the Trust, separate records are kept for the plans for the purpose of allocating net income or loss of the investments to the participating plans based on the account balances of the respective plan's participants. The net assets of the Trust are stated at fair value.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the IIP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

2. INCENTIVE INVESTMENT PLAN DESCRIPTION AND FUNDING POLICY

The following description of the IIP provides only general information. Participants should refer to the IIP document for a complete description of the IIP's provisions.

The IIP is a defined contribution plan. Effective September 1, 1994, IIP became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"), and is designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Salaried and hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries (collectively, "the Employer") are eligible to participate in the IIP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the IIP from time to time.

Contributions

An eligible employee who is considered non-highly compensated may elect to make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld) and after-tax contributions in any combination up to 75% (in whole percentages) of base salary. A non-highly compensated employee is an employee whose prior year annual compensation was $90,000 or less. An eligible employee who is considered highly compensated may elect to make "401(k) contributions" and after-tax contribution in any combination up to 15%, if below the age of 50, or up to 17%, if age 50 or older, (in whole percentages) of base salary. 401(k) Contributions and After-Tax Contributions in any combination up to 5% of base salary are eligible for employer matching contributions.

Employer matching contributions, which are always made to the K-C Stock Fund, are determined based upon a percentage of qualifying employee contributions. The Corporation makes a matching contribution of $0.75 for each dollar contributed by the employee on the first 2% of base pay plus $0.50 for each dollar invested on the next 3% of base pay. Employer matching contributions are accounted for separately and share in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant. A participant is vested in employer matching contributions after completion of three years of service. Employer matching contributions and future earnings (or losses) on that amount can be reallocated to another investment fund within the IIP.

There are limitations on 401(k), after-tax and employer matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Code. A participant affected by such limitations may have the 401(k) contributions deemed to be after-tax contributions and may also have a portion of the after-tax contributions refunded. 401(k) and after-tax contributions qualify for employer matching contributions as described above.

The Code contains certain limitations on the amount of contributions which can be made to the IIP by and on behalf of a participant.

Investment Elections

A participant's contributions are invested in one or more of the following twelve fund options as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in the U.S. Government Securities Fund, a collective fund of short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in the Money Market Fund, Stable Capital Fund and Income Fund, collective funds of investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in the Daily U.S. Debt Market Fund, a collective fund of U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;

- Stock Index Fund, which is invested in the Daily Equity Index Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies, designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Growth Index;
- International Index Fund, which is invested in the Daily EAFE Equity Index Fund, a collective fund with a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index;
- Self-Directed Brokerage Account (SDBA), which gives the participant the opportunity to invest in publicly traded mutual funds, stocks, and bonds. If the choice is made to invest in the SDBA, there are additional quarterly fees which are deducted from the participant's core investment funds.

A participant's contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature.

Withdrawals

A participant may withdraw the value of their after-tax accounts and the value of employer matching contributions, if vested, which have been in the IIP at least 24 months. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions and earnings credited thereon, as of December 31,1988, in the case of hardship or after attaining age 59½. The participant will be required to suspend subsequent contributions to the IIP for six months following any withdrawals from their basic after-tax account credited prior to January 6, 2003 or any hardship withdrawal of 401(k) contributions and earnings thereon.

Distributions

Upon termination of a participant's employment at or after age 55, after three years or more of qualified service, or because of death, the value of the participant's accounts, including the value of all employer matching contributions, is distributable in either a lump sum or partial amount per the participant's request. If termination occurs other than as noted above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions to the Trust.

Loans

A participant may borrow from their 401(k) contributions account a minimum of $1,000 or maximum of the lesser of (i) 50% of their 401(k) contributions account or (ii) $50,000 (reduced by the highest outstanding loan balance during the last twelve months). A participant may have only one outstanding loan. A loan processing fee is charged to the participant. A loan may be a general purpose loan which must be repaid within a maximum of four years; or, a primary residence loan, which must be repaid within a maximum of ten years. Loans are repaid through payroll deductions and bear interest at the prime interest rate as published in the Wall Street Journal on the first business day of the month in which the loan is incurred.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

The Trustee will vote all shares held in the Neenah Paper Stock Fund at the Neenah Paper stockholders meetings. The participant does not have the right to direct the Trustee in regards to the Neenah Paper Stock Fund.

3. NONPARTICIPANT – DIRECTED INVESTMENTS

All Corporation contributions are invested in the K-C Stock Fund. The K-C Stock Fund is also one of the twelve participant-directed investment options. In accordance with the American Institute of Certified Public Accountants' Statement of Position 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters*, all investments in the K-C Stock Fund within the plan are considered to be nonparticipant-directed investments for disclosure purposes.

In addition, due to the spin-off of Neenah Paper, Inc. ("Neenah Paper") (see Note 8), participants invested in the K-C Stock Fund received shares of Neenah Paper stock. Subsequently, participants are not allowed to contribute or transfer funds into the Neenah Paper Stock Fund as a participant-directed investment option. Therefore, Neenah Paper stock is considered to be a nonparticipant-directed investment for disclosure purposes.

Net assets available for benefits and changes in net assets available for benefits relating to the nonparticipant-directed investments of the Plan were as follows:

	December 31	
	2005	2004
Net Assets:		
K-C common stock	$ 821,242,060	$ 968,470,084
Neenah Paper common stock	10,250,106	14,997,073
Other assets	3,284,149	3,721,502
Net assets available for benefits	$ 834,776,315	$ 987,188,659

	Year Ended December 31	
	2005	2004
Changes in net assets available for benefits		
Additions (deductions):		
Dividends and Interest	25,466,293	24,687,253
Contributions:		
Participating employees	30,055,599	33,711,698
Employer	28,019,827	28,695,376
Net (depreciation) appreciation in fair value	(86,713,611)	117,653,435
Transfers to other investments	(78,143,142)	(86,812,292)
Transfer to Neenah Paper 401(k) Retirement Plan	-	(34,532,540)
Total additions (deductions)	(81,315,034)	(83,402,930)
Distributions and expenses:		
Distributions to participants	71,097,311	79,853,170
Net (decrease) increase in net assets available for benefits	$ (152,412,345)	$ 3,549,760

4. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2005, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is the 13,739,975 shares of the Corporation's common stock at a fair value of $819,589,509.

At December 31, 2004, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is the 14,754,779 shares of the Corporation's common stock at a fair value of $971,012,006.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

5. PRIORITIES UPON TERMINATION OF THE IIP

The Corporation has the right to terminate the IIP subject to the provisions of ERISA. In the event of termination of the IIP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the IIP.

6. TAX STATUS

The Internal Revenue Service issued a determination letter that the Kimberly-Clark Salaried Employees Incentive Investment Plan (Salaried Plan), the predecessor plan to the IIP, qualified under Section 401(a) of the Code and that the plan is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on this plan on June 6, 2002. Although the IIP has not requested a new determination letter, management believes that the IIP is designed and being operated in compliance with the applicable requirements of the Code.

The federal income tax status of participants with respect to the IIP is as follows: A participant's after-tax contributions, in whatever form, are not tax-deductible by the participant; however, the portion of a distribution attributable to such contributions is not taxable upon distribution. Participant pre-tax 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed. Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

7. CHANGES IN THE PLAN

During the year ended December 31, 2005, the IIP was amended to reflect a minimum cashout decrease from $5,000 to $1,000 in order to comply with automatic rollover regulations governed by the Economic Growth and Tax Relief Reconciliation Act of 2001.

During the year ended December 31, 2004, the IIP was amended to add the definition of the "Neenah Paper Stock Fund" and resolutions were adopted on the Spin-off of Neenah Paper, Inc. and the transfer to the Neenah Paper Plans from the IIP and RCP (See Note 8).

8. NEENAH PAPER, INC. CONVERSION OUT

On November 30, 2004, the Employer completed the spin-off of Neenah Paper, Inc. ("Neenah Paper"), a wholly-owned subsidiary that owned the Employer's Canadian pulp business and its U.S. fine paper and technical paper businesses (the "Spin-off"). The Spin-off was accomplished by a distribution of all of the shares of Neenah Paper's common stock to the Employer's stockholders. Participants who were invested in the KC Stock Fund received a dividend of one share of Neenah Paper stock for every 33 shares of the Corporation's stock held. As a result of the Spin-off, participant balances totaling $61,531,436 were transferred to Neenah Paper 401(k) Retirement Plan for employees who were no longer employed by the Employer and were eligible for this plan.

9. MASTER TRUST

The IIP participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The IIP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds substantially all the assets of IIP, and the Kimberly-Clark Corporation Retirement Contribution Plan. At December 31, 2005 and 2004, IIP's interest in the net assets of the Trust was approximately 89% and 91%, respectively.

At December 31, 2005 and 2004, net assets available for benefits of Trust were as follows:

	2005	2004
Investments, at fair value:		
Cash equivalents	$ 53,642,057	$ 44,031,359
Kimberly-Clark Corporation Common Stock	819,589,509	971,012,006
Neenah Paper, Inc. Common Stock	10,188,164	14,941,820
Collective funds	1,207,688,099	1,149,404,141
Self-Directed Brokerage Account	65,275,874	33,833,807
Non-pooled separate accounts	165,925,003	136,766,233
Participant notes receivable	19,975,876	19,999,625
Total investments	2,342,284,582	2,369,988,991
Receivables	7,308,502	7,928,951
Payables	(1,998,306)	(2,510,908)
Net assets available for benefits	$2,347,594,778	$2,375,407,034

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment income for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004
Investment Income:		
Net appreciation (depreciation) in fair value of investments:		
Kimberly-Clark Corporation Common Stock	$ (89,424,686)	$ 124,271,468
Neenah Paper, Inc. Common stock	(1,805,951)	(1,312,150)
Collective funds – Barclays Global Investors	35,185,110	62,823,841
Collective funds – Ameriprise	13,363,953	11,476,873
Non-pooled separate accounts – Barclays	9,751,255	13,234,358
Self-Directed Brokerage Account		
Bonds	(64,757)	15,219
Common Stock	(466,810)	(713,717)
Preferred Stock	(18,467)	16,399
Mutual Funds	1,129,675	936,012
Limited Partnerships	(19,474)	(4,061)
Interest income	7,183,517	3,837,134
Dividend income – Other (SDBA)	1,770,493	732,234
Dividend income – Kimberly-Clark Corporation stock	26,319,368	25,290,597
Net investment income	$ 2,903,226	$ 240,604,207

10. DISTRIBUTIONS PAYABLE

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$ 2,090,463,216	$ 2,153,639,829
Benefit payments requested by participants	(2,950,954)	(444,104)
Net assets available for benefits per Form 5500	$ 2,087,512,262	$ 2,153,195,725

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

Benefits paid to participants per the financial statements	$176,033,247
Add: Benefit payments requested by participants at December 31, 2005	2,950,954
Less: Benefit payments requested by participants at December 31, 2004	(444,104)
Benefits paid to participants per Form 5500	$178,540,097

****

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Sponsor's EIN: 39-0394230

Plan Name/Number: Kimberly-Clark Corporation Incentive Investment Plan/010

Identity of Investment Issuer	Description of Investment	Current Value
US Bank[1]	Participant Notes Receivable rate of interest (4.00% - 9.50%) maturity dates (January 2006 - November 2015)	$ 19,975,876

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

Exhibit 99.2

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

Financial Statements
As of December 31, 2005 and 2004,
and for the Years Then Ended,
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Retirement Contribution Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 26, 2006

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 and 2004

Assets

	2005	2004
Investment in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 258,040,522	$ 224,656,224
Net Assets Available for Benefits	$ 258,040,522	$ 224,656,224

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions to Net Assets Available For Benefits		
Investment income:		
Net increase in Plan assets from Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 5,125,082	$ 15,997,681
Dividends on Kimberly-Clark Corporation common stock	1,239,824	1,010,805
Net investment income	6,364,906	17,008,486
Contributions:		
Employer contributions	40,634,285	39,096,329
Forfeitures used to reduce employer contributions	(2,190,281)	(2,505,981)
Total contributions	38,444,004	36,590,348
Total Additions	44,808,910	53,598,834
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	11,424,612	7,215,271
Transfer out to the Neenah Paper Retirement Contribution Plan	-	4,006,013
Total Deductions	11,424,612	11,221,284
Net Increase	33,384,298	42,377,550
Net Assets Available for Benefits		
Beginning of Year	224,656,224	182,278,674
End of Year	$ 258,040,522	$ 224,656,224

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") for investment and administrative purposes. Although assets of both plans are commingled in the Trust, separate records are kept for the plans for the purpose of allocating net income or loss of the investments to the participating plans based on the account balances of the respective plan's participants. The net assets of the Trust are stated at fair value.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the RCP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

2. RETIREMENT CONTRIBUTION PLAN DESCRIPTION AND FUNDING POLICY

The following description of the RCP provides only general information. Participants should refer to the RCP document for a complete description of the RCP's provisions.

The RCP was formed effective January 1, 1997 and is a defined contribution plan covering eligible salaried and hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries. All eligible salaried and non-organized hourly employees of the Corporation and its participating U. S. subsidiaries (collectively, "the Employer") hired or rehired on or after January 1, 1997 are eligible to participate in the RCP on their first day of employment. Eligible salaried and hourly non-organized employees of the Employer (other than Avent, Inc. non-exempt hourly employees) who participated in the Corporation's retirement plans as of December 31, 1996 and who chose to participate in the RCP as part of the pension choice program became eligible to participate in the RCP as of July 1, 1997. Former Scott Paper Company salaried employees employed as of January 1, 1997 began participating in the RCP on January 1, 1997. Avent - Tucson hourly non-exempt employees began participating in the RCP on March 1, 2002. Avent - Ft. Worth hourly non-exempt employees began participating in the RCP on July, 1, 2004. Hourly organized employees at certain units who chose to participate in the RCP as part of a pension choice program (and new hires after the bargained date) are also eligible to participate in the RCP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the RCP from time to time.

Vesting Provisions

Eligible employees are fully vested upon completing five years of service. Additionally, regardless of length of service, eligible employees are fully vested if employment ends because of their death.

Funding

The employer makes monthly contributions for each eligible employee based on an annual formula calculated considering the employee's age and eligible earnings.

Investment Elections

A participant's contributions are invested in one or more of the following twelve fund options as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in the U.S. Government Securities Fund, a collective fund of short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in the Money Market Fund, Stable Capital Fund and Income Fund, collective funds of investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in the Daily U.S. Debt Market Fund, a collective fund of U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in the Daily Equity Index Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies, designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Growth Index;
- International Index Fund, which is invested in the Daily EAFE Equity Index Fund, a collective fund with a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index;
- Self Directed Brokerage Account (SDBA), which gives the participant the opportunity to invest in publicly traded mutual funds, stocks, and bonds. If the choice is made to invest in the SDBA, there are additional quarterly fees which are deducted from the participant's core investment funds.

If a participant does not make investment elections, all contributions are invested in the Money Market Fund.

A participant's contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term or money market securities.

Distributions

Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, or because of death, the value of the participant's accounts is distributable in either a lump sum or a partial amount. If termination occurs other than as noted above, the value of nonvested employer contributions is forfeited and used to reduce subsequent employer contributions to the trust.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

The Trustee will vote all shares held in the Neenah Paper Stock Fund at the Neenah Paper stockholders meetings. The participant does not have the right to direct the Trustee in regards to the Neenah Paper Stock Fund.

3. NONPARTICIPANT – DIRECTED INVESTMENTS

Due to the spin-off of Neenah Paper, Inc. ("Neenah Paper") (see Note 8), participants invested in the K-C Stock Fund received shares of Neenah Paper stock. Subsequently, participants are not allowed to contribute or transfer funds into the Neenah Paper Stock Fund as a participant-directed investment option. Therefore, Neenah Paper stock is considered to be a nonparticipant-directed investment for disclosure purposes.

Net assets available for benefits and changes in net assets available for benefits relating to the nonparticipant-directed investments of the Plan were as follows:

	December 31	
	2005	2004
Net Assets:		
Neenah Paper common stock	$ 493,375	$ 689,583
Other assets	(490)	(503)
Net assets available for benefits	$ 492,885	$ 689,080

	Year Ended December 31	
	2005	2004
Changes in net assets available for benefits		
Additions (deductions):		
Net (depreciation) appreciation in fair value	$ (75,314)	$ (57,653)
Transfers to other investments	(93,447)	761,800
Transfer to Neenah Paper Retirement Contribution Plan	-	(13,554)
Total additions (deductions)	(168,761)	690,593
Distributions and expenses:		
Distributions to participants	27,434	1,513
Net (decrease) increase in net assets available for benefits	$ (196,195)	$ 689,080

4. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2005, the only investment of the Trust which represents five percent or more of the Trust's net assets available for benefits is the 13,739,975 shares of the Corporation's common stock at a fair value of $819,589,509.

At December 31, 2004, the only investment of the Trust which represents five percent or more of the Trust's net assets available for benefits is the 14,754,779 shares of the Corporation's common stock at a fair value of $971,012,006.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

5. PRIORITIES UPON TERMINATION OF THE RCP

The Corporation has the right to terminate the RCP subject to the provisions of ERISA. In the event of termination of the RCP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the RCP.

6. TAX STATUS

The Internal Revenue Service has issued a determination letter that the RCP qualifies under Section 401(a) of the Internal Revenue Code and that the RCP is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on the RCP on May 22, 2002. Although the RCP has not requested a new determination letter, management believes that the RCP is designed and being operated in compliance with the applicable requirements of the code.

7. CHANGES IN THE PLAN

During the year ended December 31, 2005, the RCP was amended to reflect the minimum cashout decrease from $5,000 to $1,000 to comply with automatic rollover regulations governed by the Economic Growth and Tax Relief Reconciliation Act of 2001.

During the year ended December 31, 2004, the RCP was amended to: (a) reflect the revised contribution schedule for Chester hourly organized participants, effective April 1, 2004; (b) reflect the addition of the "Neenah Paper Stock Fund" and resolutions were adopted on the Spin-off of Neenah Paper, Inc. and the transfer to the Neenah Paper Plans from the IIP and RCP (See Note 8); (c) reflect the addition of hourly employees of Avent Ft. Worth as eligible participants effective July 1, 2004; (d) reflect the revised contribution schedule for Marinette hourly organized participants, effective May 1, 2004.

8. NEENAH PAPER, INC. CONVERSION OUT

On November 30, 2004, the Employer completed the spin-off of Neenah Paper, Inc. ("Neenah Paper"), a wholly-owned subsidiary that owned the Employer's Canadian pulp business and its U.S. fine paper and technical paper businesses (the "Spin-off"). The Spin-off was accomplished by a distribution of all of the shares of Neenah Paper's common stock to the Employer's stockholders. Participants who were invested in the KC Stock Fund received a dividend of one share of Neenah Paper stock for every 33 shares of the Corporation's stock held. As a result of the Spin-off, participant balances totaling $4,006,013 were transferred to Neenah Paper Retirement Contribution Plan for employees who were no longer employed by the Employer and were eligible for this plan.

9. MASTER TRUST

The RCP participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The RCP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds all the assets of the RCP as well as the Kimberly-Clark Corporation Incentive Investment Plan. At December 31, 2005 and 2004, the RCP's interest in the net assets of the Trust was approximately 11% and 9%, respectively.

At December 31, 2005 and 2004, net assets available for benefits of the Trust were as follows:

	2005	2004
Investments, at fair value:		
Cash equivalents	$ 53,642,057	$ 44,031,359
Kimberly-Clark Corporation Common Stock	819,589,509	971,012,006
Neenah Paper, Inc. Common Stock	10,188,164	14,941,820
Collective funds	1,207,688,099	1,149,404,141
Self-Directed Brokerage Account	65,275,874	33,833,807
Non-pooled separate accounts	165,925,003	136,766,233
Participant notes receivable	19,975,876	19,999,625
Total investments	2,342,284,582	2,369,988,991
Receivables	7,308,502	7,928,951
Payables	(1,998,306)	(2,510,908)
Net assets available for benefits	$2,347,594,778	$2,375,407,034

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment income for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004
Investment Income:		
Net appreciation (depreciation) in fair value of investments:		
Kimberly-Clark Corporation common stock	$ (89,424,686)	$ 124,271,468
Neenah Paper, Inc. Common stock	(1,805,951)	(1,312,150)
Collective funds – Barclays Global Investors	35,185,110	62,823,841
Collective funds – Ameriprise	13,363,953	11,476,873
Non-pooled separate accounts – Barclays	9,751,255	13,234,358
Self-Directed Brokerage Account		
Bonds	(64,757)	15,219
Common Stock	(466,810)	(713,717)
Preferred Stock	(18,467)	16,399
Mutual Funds	1,129,675	936,012
Limited Partnerships	(19,474)	(4,061)
Interest income	7,183,517	3,837,134
Dividend income – Other (SDBA)	1,770,493	732,234
Dividend income – Kimberly-Clark Corporation stock	26,319,368	25,290,597
Net investment income	$ 2,903,226	$ 240,604,207

10. DISTRIBUTIONS PAYABLE

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$ 258,040,522	$ 224,656,224
Benefit payments requested by participants	(179,098)	(185)
Net assets available for benefits per Form 5500	$ 257,861,424	$ 224,656,039

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

Benefits paid to participants per the financial statements	$ 11,424,612
Add: Benefit payments requested by participants at December 31, 2005	179,098
Less: Benefit payments requested by participants at December 31, 2004	(185)
Benefits paid to participants per Form 5500	$ 11,603,525

****

Exhibit 99.3

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

Financial Statements
As of December 31, 2005 and 2004,
and for the Years Then Ended,
Supplemental Schedules as of December 31, 2005,
and for the Year Then Ended,
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of the
Kimberly-Clark Corporation
Defined Contribution Plans Trust:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Trust as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements are those of the Kimberly-Clark Corporation Defined Contribution Plans Trust, which is established under the Kimberly-Clark Corporation Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan; the statements do not purport to present the net assets and changes in net assets of either of the Plans on a stand-alone basis in conformity with accounting principles generally accepted in the United States of America. Furthermore, these statements do not purport to satisfy the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 relating to the financial statements of employee benefit plans.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005, and of reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic 2005 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Trust's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2006

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets		
Investments at fair value:		
Cash equivalents	$ 53,642,057	$ 44,031,359
Kimberly-Clark Corporation common stock	819,589,509	971,012,006
Neenah Paper, Inc. common stock	10,188,164	14,941,820
Collective funds	1,207,688,099	1,149,404,141
Self-Directed Brokerage Account (SDBA)	65,275,874	33,833,807
Non-pooled separate accounts	165,925,003	136,766,233
Participant notes receivable	19,975,876	19,999,625
Total Investments	2,342,284,582	2,369,988,991
Receivables:		
Dividends	6,387,308	6,122,728
Interest	518,176	236,708
Pending receipts	403,018	1,569,515
Total Assets	2,349,593,084	2,377,917,942
Liabilities		
Pending disbursements	1,998,306	2,510,908
Total Liabilities	1,998,306	2,510,908
Net Assets Available for Benefits	$ 2,347,594,778	$ 2,375,407,034

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions to Net Assets Available For Benefits		
Investment income:		
Net (depreciation) appreciation in fair value of investments	$ (32,370,152)	$ 210,744,242
Dividends - Kimberly-Clark Corporation stock	26,319,368	25,290,597
Dividends - stock in SDBA	1,770,493	732,234
Interest	7,183,517	3,837,134
Net investment income	2,903,226	240,604,207
Contributions:		
Employee after-tax contributions	6,717,376	7,865,303
Employee pre-tax contributions	83,410,795	84,128,487
Employer contributions	68,839,134	68,110,658
Forfeitures used to reduce employer contributions	(2,322,058)	(2,830,413)
Total contributions	156,645,247	157,274,035
Total Additions	159,548,473	397,878,242
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	185,391,395	184,125,044
Transfer out to the Neenah Paper Defined Contribution Trust	-	65,590,466
Administrative expenses	1,969,334	1,916,853
Total Deductions	187,360,729	251,632,363
Net (Decrease) Increase	(27,812,256)	146,245,879
Net Assets Available for Benefits		
Beginning of Year	2,375,407,034	2,229,161,155
End of Year	$ 2,347,594,778	$ 2,375,407,034

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

Kimberly-Clark Corporation ("K-C" or the "Corporation") sponsors the Kimberly-Clark Corporation Incentive Investment Plan ("IIP" or the "Plan") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP") (collectively, the "Plans").

The investment related assets and liabilities of the former Kimberly-Clark Salaried Employees Incentive Investment Plan ("Salaried Plan") and the former Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan ("Hourly Plan") were merged to form the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") effective October 1, 1996. The Hourly Plan was merged into the Salaried Plan effective December 31, 2002 to form the IIP. The RCP was formed effective January 1, 1997 and became a participating plan in the Trust.

All investments are stated at fair value. The fair value of Kimberly-Clark Corporation and Neenah Paper, Inc. common stock held by the Trust is determined as the last selling price on the last business day of the year, as published in an independent source. The fair value of investments in commingled funds is determined by the Plans' proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published in an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies; or an estimate by US Bank (the "Trustee") if no published sales price or bid quotation is readily available. Security transactions are recorded on the trade date. Participant loans are valued at cost, which approximates fair value. Cash equivalents represent the following: 1) funds held for distributions and transfers in the Kimberly-Clark Stock Fund and Neenah Paper Stock Fund, 2) funds held for pending participant disbursements in the Clearing account, and 3) funds invested in cash equivalent securities and pending transactions in the Self Directed Brokerage Account (SDBA).

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by the Trustee from the Plans' assets. Trustee fees and administrative expenses are paid by the Trust and allocated among participants. SDBA fees are paid by the Trust but are deducted from individual participant accountant's based on usage.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

2. TRUST TERMINATION

The Corporation has the right to terminate the Plans subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event of termination of the Plans, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the Plans.

3. INVESTMENT ELECTIONS

A participant's contributions are invested in one or more of the following twelve fund options as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in the U.S. Government Securities Fund, a collective fund of short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in the Money Market Fund, Stable Capital Fund and Income Fund, collective funds of investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in the Daily U.S. Debt Market Fund, a collective fund of U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in the Daily Equity Index Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies, designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Growth Index;
- International Index Fund, which is invested in the Daily EAFE Equity Index Fund, a collective fund with a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index;
- Self Directed Brokerage Account (SDBA), which gives the participant the opportunity to invest in publicly traded mutual funds, stocks, and bonds. If the choice is made to invest in the SDBA, there are additional quarterly fees which are deducted from the participant's account.

The K-C Stock Fund and Neenah Paper Stock Fund are managed by the Trustee. The Money Market and Stable Income Funds are managed by Ameriprise Trust Company or its affiliate.

The Value Stock Index, Small Cap Index, Bond Index, Medium-Term Managed, Long-Term Managed, Stock Index, Growth Stock Index, and International Index Funds are managed by Barclays Global Investors.

4. INVESTMENTS

The following table presents the fair value of investments as of December 31, 2005 and 2004. Investments that represent five percent or more of the Trust's net assets are separately identified.

	2005	2004
Investments at fair value:		
Cash equivalents	$ 53,642,057	$ 44,031,359
Participant notes receivable	19,975,876	19,999,625
	73,617,933	64,030,984
Investments at fair value as determined by quoted market price:		
K-C common stock	819,589,509	971,012,006
Neenah Paper common stock	10,188,164	14,941,820
	829,777,673	985,953,826
Investments at estimated fair value:		
Collective funds - Barclays Global Investors:		
Daily Equity Index Fund T	231,317,574	241,321,024
Russell 1000 Growth Fund T	121,281,978	118,169,514
Other	357,708,847	303,162,377
Collective funds - Ameriprise:		
Income Fund III	253,308,436	233,217,688
Other	244,071,264	253,533,538
Non-pooled separate accounts - Barclays	165,925,003	136,766,233
Self-Directed Brokerage Account	65,275,874	33,833,807
	1,438,888,976	1,320,004,181
	$2,342,284,582	$2,369,988,991

The Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($32,370,152) and $210,744,242 during 2005 and 2004, respectively, as follows:

	2005	2004
Investments at fair value as determined by quoted market price:		
K-C common stock	$ (89,424,686)	$ 124,271,468
Neenah Paper common stock	(1,805,951)	(1,312,150)
	(91,230,637)	122,959,318
Investments at estimated fair value:		
Collective funds - Barclays Global Investors	35,185,110	62,823,841
Collective funds – Ameriprise	13,363,953	11,476,873
Non-pooled separate accounts - Barclays	9,751,255	13,234,358
Self-Directed Brokerage Account		
Bonds	(64,757)	15,219
Common stock	(466,810)	(713,717)
Preferred stock	(18,467)	16,399
Mutual funds	1,129,675	936,012
Limited partnerships	(19,474)	(4,061)
	560,167	249,852
	$ (32,370,152)	$ 210,744,242

5. NONPARTICIPANT – DIRECTED INVESTMENTS

All Corporation contributions are invested in the K-C Stock Fund. The K-C Stock Fund is also one of the twelve participant-directed investment options. In accordance with the American Institute of Certified Public Accountants' Statement of Position 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters*, all investments in the K-C Stock Fund within the plan are considered to be nonparticipant-directed investments for disclosure purposes.

In addition, due to the spin-off of Neenah Paper, Inc. ("Neenah Paper") (see Note 8), participants invested in the K-C Stock Fund received shares of Neenah Paper stock. Subsequently, participants are not allowed to contribute or transfer funds into the Neenah Paper Stock Fund as a participant-directed investment option. Therefore, Neenah Paper stock is considered to be a nonparticipant-directed investment for disclosure purposes.

Net assets available for benefits and changes in net assets available for benefits relating to the nonparticipant-directed investments of the Plan were as follows:

	December 31	
	2005	2004
Net Assets:		
K-C common stock	$ 819,589,509	$ 971,012,006
Neenah Paper common stock	10,188,164	14,939,375
Common stock cash equivalents	38,186,868	36,043,906
Other assets	6,485,941	6,169,097
Net assets available for benefits	$ 874,450,482	$ 1,028,164,384

	Year Ended December 31	
	2005	2004
Changes in net assets available for benefits		
Additions (deductions):		
Dividends and Interest	$ 27,875,080	$ 26,109,994
Contributions:		
Participating employees	30,228,415	33,705,604
Employer	34,715,512	35,099,663
Net (depreciation) appreciation in fair value	(91,230,639)	122,959,318
Transfers to other investments	(81,549,458)	(91,368,289)
Transfers to Neenah Paper Defined Contribution Trust	-	(35,340,393)
Total additions (deductions)	(79,961,090)	91,165,897
Distributions and expenses:		
Distributions to participants	72,902,806	80,947,251
Administrative expenses	850,006	943,150
Total distributions and expenses	73,752,812	81,890,401
Net (decrease) increase in net assets available for benefits	$ (153,713,902)	$ 9,275,496

6. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2005, the Trust held 13,739,975 shares of the Corporation's common stock at a fair value of $819,589,509. During the year ended December 31, 2005, 4,727,100 shares were acquired; and 5,741,904 shares were disposed.

At December 31, 2004, the Trust held 14,754,779 shares of the Corporation's common stock at a fair value of $971,012,006. During the year ended December 31, 2004, 4,108,000 shares were acquired; and 5,861,560 shares were disposed.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under ERISA.

7. TAX STATUS

The Plans received favorable determination letters from the Internal Revenue Service indicating that their form meets the requirements of Section 401(a) of the Code and the Trust is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued favorable determination letters as follows: Salaried Plan, June 6, 2002; Hourly Plan, June 6, 2002; and RCP, May 22, 2002. Although IIP (formerly the Salaried Plan) and RCP have not requested new determination letters, management believes that the Plans are designed and being operated in compliance with the applicable requirements of the Code.

8. NEENAH PAPER, INC. CONVERSION OUT

On November 30, 2004 the Employer completed the spin-off of Neenah Paper, a wholly-owned subsidiary that owned the Employer's Canadian pulp business and its U.S. fine paper and technical paper businesses (the "Spin-off"). The Spin-off was accomplished by a distribution of all of the shares of Neenah Paper's common stock to the Employer's stockholders. Participants who were invested in the KC Stock Fund received a dividend of one share of Neenah Paper stock for every 33 shares of the Corporation's stock held. As a result of the Spin-off, participant balances totaling $65,590,466 were transferred to the trust holding assets for the Neenah Paper 401(k) Retirement Plan and the Neenah Paper Retirement Contribution Plan for employees who were no longer employed by the Employer and were eligible to participate in these plans.

9. PARTICIPATING PLANS

Net assets of the participating Plans exclude most amounts held in the Clearing/Cash Disbursement account as these amounts normally represent funds held for withdrawing participants and participant loan requests. As of December 31, 2005 and 2004, net assets available for benefits in the Trust for the participating Plans were as follows:

	2005	2004
IIP net assets available for Trust benefits	$2,085,206,274	$2,148,593,935
RCP net assets available for Trust benefits	258,040,522	224,656,224
	$2,343,246,796	$2,373,250,159

10. RECONCILIATION TO FORM 5500

The following is a reconciliation of the Trust's net assets available for benefits per the financial statements to the Trust's Form 5500 at December 31, 2005 and 2004, due to the inclusion of the participant notes receivable on the IIP Form 5500:

	2005	2004
Net assets available for Trust benefits per the financial statements	$2,347,594,778	$2,375,407,034
Less: Participant notes receivable	(19,975,876)	(19,999,625)
Net assets available for Trust benefits per form 5500	$2,327,618,902	$2,355,407,409

****

SUPPLEMENTAL SCHEDULES REQUIRED
BY THE DEPARTMENT OF LABOR'S RULES AND
REGULATIONS FOR REPORTING AND DISCLOSURE
UNDER THE EMPLOYEE RETIREMENT
INCOME SECURITY ACT OF 1974

KIMBERLY-CLARK CORPORATION DEFINED CONTRIBUTION PLANS TRUST
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Sponsor's EIN: 39-1862807

Plan Name/Number: Kimberly-Clark Corporation Incentive Investment Plan/010
Kimberly-Clark Corporation Retirement Contribution Plan/015

Identity of Investment Issuer	Description of Investment	Cost	Fair Value
US Bank[1]	Cash Equivalents		$ 53,642,057
Kimberly-Clark Corporation[1]	Common Stock	$ 786,357,402	819,589,509
Neenah Paper, Inc.	Common Stock	$ 10,665,614	10,188,164
Harris Direct	Self-Directed Brokerage Account		65,275,874
BZW Barclays	Collective Funds:		
	Russell 1000 Value Fund K		87,371,137
	Russell 2000 Index Fund K		101,799,414
	Daily U. S. Debt Market Fund K		83,212,241
	Daily Equity Index Fund T		231,317,574
	Russell 1000 Growth Fund T		121,281,978
	Daily EAFE Equity Index Fund K		85,326,055
	Non-Pooled Separate Accounts:		
	Medium-Term Managed Fund		59,818,402
	Long-Term Managed Fund		106,106,601
			876,233,402
Ameriprise Trust Company	Collective Funds:		
	U. S. Government Securities Fund II		100,411,326
	Money Market Fund II		35,233,768
	Stable Capital Fund II		108,426,170
	Income Fund III		253,308,436
			497,379,700
Total Investments[2]			$ 2,322,308,706

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.

[2] Participant notes receivable included on Schedule of Assets (Held at End of Year) of Plan 010.

See accompanying report of independent registered public accounting firm.

KIMBERLY-CLARK CORPORATION DEFINED CONTRIBUTION PLANS TRUST
SCHEDULE H, PART IV, 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005

Sponsor's EIN: 39-1862807

Plan Name/Number: Kimberly-Clark Corporation Incentive Investment Plan/010
Kimberly-Clark Corporation Retirement Contribution Plan/015

Identity of Investment Issuer	Description of Investment	Purchase Price	Selling Price	Sold/Matured Cost of Asset	Net Gain
Single Transactions:					
None					
Series of Transactions:					
Kimberly-Clark Corporation[1]	Common Stock	$ 299,065,681	$ 352,556,455	$ 315,918,232	$ 36,638,223

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.